MAIL STOP 3561
June 16, 2005

Jonathan H. Cohen
Chief Executive Officer
TAC Acquisitions Corp.
8 Sound Shore Dr., Suite 225
Greenwich, CT 06830

Re:	TAC Acquisition Corp.
Registration Statement on Form S-1
File No. 333-123382
      Filed on June 2, 2005

Dear Mr. Cohen,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note the additional disclosure regarding the potential use of proceeds for a deposit or lockup payment. It would appear that in the event your proceeds not held in trusts are use in this manner, that you would not have sufficient proceeds to pay for due diligence, negotiations` expenses, and other expenses that are part of executing a business combination. Assuming you will not forfeit such funds and desire to proceed with a business combination, your existing shareholders would have to incur such expenses. Accordingly, the potential amount they would have to expend would be substantial, and there would be a risk that they would negotiate the repayment as a term of any combination. If the target company does not agree with the nature of management`s excess expenses, management may view such transaction unfavorably. Please advise or revise the appropriate sections to discuss the risks and potential conflict that results from using the available proceeds for a deposit, lockup, or no shop provision. Also, reconcile with the use of proceeds section, which does not indicate that any of the proceeds not held in trust may be used for a deposit or lockup payment.

Risk Factors, page 8

2. We note your response to comment four of our letter dated May
27,
2005. Please consider revising to include a risk factor to discuss the conflict that may exist with due to the fact that target companies that agree to retain initial shareholders in a management capacity or as consultants may be viewed upon favorably to those that make no such agreement.

3. We note your response to comment five. It appears there is always a risk that companies that are willing to repay excess expenses will be viewed in a favorable light compared to those not willing. Also, it appears that if a down payment or lockup is required that there will be a high probability that excess expenses will be of significant quantity. As such, the conflict of interest that would arise from such a situation should be discussed.

Certain Transactions, page 40

4. We note your response to comment 23. You have disclosed all of your private share issuances and that several individuals "may be deemed" promoters. Item 404(d) of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of Regulation C and revise to disclose the persons that "are" deemed to be promoters.

Principal Stockholders, page 43

5. We note your response to comment 11. It would seem that the purpose of evidencing an alignment of interest could be achieved by having the subject individuals purchase warrants directly from the company, which would provide you with additional funds to use in your search and evaluation of target companies. Please advise why it is necessary to evidence such alignment in the aftermarket. Additionally, clarify in the document why the alignment is going to be evidenced through Charles Royce instead of members of management.




Part II
Exhibits

6. Please file the legality opinion with the next amendment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

Cc:  	Cynthia M. Crus
	Fax #  (202) 637-3593
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Jonathan H. Cohen, Chief Executive Officer
TAC Acquisitions
June 16, 2005
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